

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2010

**Via U.S. Mail and Facsimile**

Todd A. Becker
President and Chief Executive Officer
Green Plains Renewable Energy, Inc.
9420 Underwood Avenue, Suite 100
Omaha, Nebraska 68114

> Re:  **Green Plains Renewable Energy, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 3, 2010**
> **File No. 333-167292**

Dear Mr. Becker:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.  We note that you are proposing to register the resale of up to 14,244,961 shares of your common stock on behalf of NTR, plc, Wilon Holdings, S.A. and Wayne B. Hoovestol. Given the size of this offering relative to the number of outstanding shares held by non-affiliates, as well as the nature of the selling shareholders, we believe this transaction might be a primary offering. Please provide us with your analysis as to why this offering is a secondary offering under Rule 415(a)(1)(i) and not an indirect primary offering under Rule 415(a)(1)(x) for which the selling shareholders should be identified as underwriters. In your analysis, you may wish to address the following factors: how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the company, the amount of shares involved, whether they are in the business of underwriting securities, and finally, whether under all the circumstances it

appears that they are acting as a conduit for the company. Please refer to Question 612.09 of the Compliance & Disclosure Interpretations for Securities Act Rules. Alternatively, please identify the selling shareholders as underwriters.

Selling Shareholders, page 16

2.  Please disclose any position, office or other material transactions or relationships between you and each of the selling shareholders during the past three years. See Item 507 of Regulation S-K.

3.  Please describe the transactions in which the shares offered for resale were acquired, including the dates, the number of shares purchased in each transaction, and the purchase price, if any.

4.  With regard to NTR, plc and Wilon Holdings, S.A. please tell us whether either of these shareholders are broker-dealers or affiliates of a broker-dealer. Please be advised that all selling shareholders who are registered broker-dealers or affiliates of broker-dealers who did not receive their securities as compensation for investment banking or similar services should be identified as underwriters. With respect to affiliates of registered broker-dealers, please disclose whether (a) the shareholder purchased in the ordinary course of business and (b) at the time of the purchase of the shares to be resold, the shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the shares. If you are not able to provide this disclosure on behalf of the selling shareholders, please identify the selling shareholders as underwriters.

5.  Please disclose by name the natural person(s) who exercise voting and dispositive power with respect to the shares to be offered for resale by NTR, plc and Wilon Holdings, S.A. Please refer to Question 140.02 of the Compliance & Disclosure Interpretations for Regulation S-K

Undertakings, page II-2

6.  It does not appear that you are relying on Rule 430A under the Securities Act in this Form S-3. Please delete the undertakings relating to Rule 430A on page II-4.

Exhibit 5.1 – Opinion of Husch Blackwell Sanders LLP

7.  The legal opinion refers to the "Iowa Business Corporation Act." Please have counsel confirm for us in writing that the reference to the Iowa Business Corporation Act includes the statutory provisions and also all applicable provisions of the Iowa Constitution and the reported judicial cases interpreting those laws currently in effect.

8.  We note that the legal opinion is limited by date and does not speak through the date of effectiveness. Counsel should revise the opinion to remove the date qualification or be

advised that, if circumstances require, we may request that counsel file an opinion dated in closer proximity to the date and time of effectiveness.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Todd A. Becker
Green Plains Renewable Energy, Inc.
June 25, 2010
Page 4

You may contact Erin Jaskot, Staff Attorney at (202) 551-3442, or Jay Ingram, Legal Branch Chief at (202) 551-3397, or in their absence, myself at (202) 551-3765 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc:    Michelle S. Mapes, Esq. (*via facsimile at* (402) 884-8776)
       Green Plains Renewable Energy, Inc.
       9420 Underwood Avenue, Suite 100
       Omaha, Nebraska 68114

       Jeffrey T. Haughey, Esq. (*via facsimile at* (816) 983-8080)
       Husch Blackwell Sanders LLP
       4801 Main Street, Suite 1000
       Kansas City, Missouri 64112